Exhibit 10.3

DISTRIBUTION AND LICENSE AGREEMENT

THIS DISTRIBUTION AND LICENSE AGREEMENT (“Agreement”) dated as of April 10, 2020, is entered into between Angionetics Inc., a Delaware corporation having its principal place of business at 11568 Sorrento Valley Rd., Suite 14, San Diego, CA 92121 (“Angionetics”), a wholly-owned subsidiary of Gene Biotherapeutics, Inc., and Shanxi Taxus Pharmaceuticals Co., Ltd. (“Licensee”).

BACKGROUND

A. Angionetics is developing an angiogenic gene therapy treatment, known as Generx (as further defined below, the “Product”), Angionetics owns or controls certain know-how relating to such Product;

B. Licensee desires to manufacture Products in mainland China and to market and sell Products in the Territory (defined below), and Angionetics will provide the Licensee with certain rights to manufacture Products in mainland China and market and sell Products in the Territory (which excludes mainland China), all in accordance with this Agreement.

NOW, THEREFORE, in consideration of the foregoing premises and the mutual covenants herein contained, and intending to be legally bound, the Parties hereby agree as follows:

ARTICLE 1

DEFINITIONS

1.1 “Affiliate” of a Party shall mean any person, corporation or other entity that, directly or indirectly through one or more intermediaries, controls, is controlled by or is under common control with such Party, as the case may be, for as long as such control exists. With respect to Licensee, Affiliate includes a company or other entity that is controlled by, or under common control with Shanxi Taxus Pharmaceuticals Co., Ltd., Taxus Pharmaceuticals, Inc. or Jiaye Zhang. As used in this Section 1,1, “control” shall mean: (a) to possess, directly or indirectly, the power to direct the management and policies of such person, corporation or other entity, whether through ownership of voting securities or by contract relating to voting rights or corporate governance; or (b) direct or indirect beneficial ownership of at least fifty percent (50%) (or such lesser percentage that is the maximum allowed to be owned by a foreign corporation in a particular jurisdiction) of the voting share capital in such person, corporation or other entity.

1.2 “Angionetics IP Rights” shall mean the Angionetics Know-How and Angionetics Patents, including the Angionetics IP Rights in existence as of the Effective Date and set forth in Exhibit 1.2.

1.3 “Angionetics Know-How” shall mean all scientific, medical, technical, regulatory, manufacturing and other information relating to the Product (including Data): (a) to the extent Controlled by Angionetics or its Affiliates as of the Effective Date or during the term of this Agreement, and (b) that are necessary for Licensee to exercise its rights or perform its obligations under this Agreement.

1.4 “Angionetics Patents” shall mean all unexpired, non-abandoned, and otherwise enforceable Patents: (a) to the extent Controlled by Angionetics or its Affiliates during the term of this Agreement and (b) that would, but for the license granted hereunder, be infringed by use, development, manufacture, formulation, packaging, import, sale, distribution, promotion or marketing of the Product, for the purposes of use and/or sale in the Territory. As of the date of this Agreement (as set forth in the first sentence of the preamble), there are no Angionetics Patents.

1.5 “Applicable Laws” means the applicable provisions of any and all national, supranational, regional, state and local laws, treaties, statutes, rules, regulations, administrative codes, guidances, ordinances, judgments, decrees, directives, injunctions, orders, permits (including Marketing Approvals) of or from any court, arbitrator, Regulatory Authority or governmental agency or authority having jurisdiction over or related to the subject item.

1.6 “BLA” shall mean a biologic license application (or its equivalent) submitted to the applicable Regulatory Authority (e.g., the applicable food and drug administration in China or the Licensed Territory).

1.7 “CFDA” shall mean the China Food and Drug Administration, or any successor entity thereto performing similar functions.

1.8 “Commercially Reasonable Efforts” shall mean, with respect to the efforts to be expended by a Party with respect to any objective, those reasonable, good faith efforts to accomplish such objective as such Party would normally use to accomplish a similar objective under similar circumstances; Licensee will be deemed to have exercised Commercially Reasonable Efforts if Licensee has exercised those efforts normally used by a pharmaceutical or biotechnology company of similar size and similar resources, with respect to a compound, product or product candidate, as applicable of similar modality, which compound, product or product candidate is of similar market potential in such country, and is at a similar stage in its development or product life cycle, taking into account all relevant factors in effect at the time such efforts are to be expended. It is expressly understood that the use of Commercially Reasonable Efforts may result in ceasing the development, Regulatory Approval or commercialization of Products. Further, to the extent that the performance of a Party’s obligations hereunder is adversely affected by the other Party’s failure to perform its obligations hereunder, the impact of such performance failure will be taken into account in determining whether such Party has used its Commercially Reasonable Efforts to perform any such affected obligations.

1.9 “Compound” means Ad5FGF-4, alferminogene tadenovec, an angiogenic gene therapeutic, and natural evolutions thereof.

1.10 “Control” (including any variations such as “Controlled” and “Controlling”) shall mean, in the context of intellectual property rights, Data or information, possession of the ability to grant an assignment, license or sublicense to such intellectual property rights, Data and/or information, and/or to disclose and deliver such Data and/or information, as the case may be, of or within the scope set forth in this Agreement, without violating the terms of any agreement or other arrangement with any Third Party.

1.11 “Data” shall mean any and all research data, pharmacology data, preclinical data, clinical data and/or all regulatory documentation, information and submissions pertaining to, or made in association with an IND, Marketing Approval Application, Marketing Approval or the like for, the Compound or a Product, in each case that are Controlled by a Party as of the Effective Date or during the term of this Agreement. Data also shall include any such data generated by or under authority of Licensee or its Affiliates during the term of this Agreement.

1.12 “DLA” shall mean that certain Distribution and License Agreement by and between Angionetics and Pineworld Capital Limited, an Affiliate of Huapont.

1.13 “Effective Date” shall mean the date that both of the following conditions have been satisfied: (a) Angionetics obtains Huapont Consent (defined below); and (b) Angionetics obtains U.S. FDA approval for marketing and sale of the Compound in the United States.

1.14 “Field” shall mean a treatment for patients with refractory angina, with myocardial ischemia, and other adverse medical conditions resulting from cardiac microvascular insufficiency.

1.15 “First Commercial Sale” shall mean the first bona fide, arm’s length sale of a Product in the Territory following receipt of Marketing Approval of such Product anywhere in the Territory.

1.16 “First Royalty Term” shall mean the period of time commencing on the date of the First Commercial Sale and continuing until and including the later to occur of: (a) the expiration date of the last to expire of all Angionetics Patents covering the manufacture, use or sale of the Products, in each case, anywhere in the world; (b) the expiration date of Regulatory Exclusivity in the any jurisdiction within the Territory; and (c) the date that is fifteen (15) years after the date of the First Commercial Sale.

1.17 “Huapont” shall mean Huapont Life Sciences Co. Ltd.

1.18 “Huapont Consent” shall mean Huapont’s written acknowledgement, on behalf of itself and Pineworld, that this Agreement, including the license grant herein and both Parties’ exercise of rights and/or fulfilment of obligations set forth herein, does not breach the DLA or otherwise infringe, violate, limit, or otherwise encroach upon or contradict the rights granted to Pineworld Capital Limited under the DLA.

1.19 “IND” shall mean any Chinese or other application country filing with the CFDA or the applicable other Regulatory Agency that is comparable to an Investigational New Drug Application (including any amendments thereto) filed with the FDA pursuant to 21 C.F.R. §321 before the commencement of clinical trials of a Product.

1.20 “Marketing Approval” shall mean all approvals, licenses, registrations or authorizations of the Regulatory Authority in a country, necessary for the manufacture, use, storage, import, marketing and sale of a Product in such country, excluding any governmental pricing and/or reimbursement approvals and/or authorizations.

1.21 “Marketing Approval Application” shall mean any application for a Marketing Approval.

1.22 “Net Proceeds” shall mean payments received by Licensee from a Third Party in exchange for the Sublicense of rights under this Agreement, in the form of cash or securities, in consideration for and to the extent reasonably allocable to grant of such Sublicense, after deducting all documented Product clinical and commercial development costs paid by Licensee during such period. For clarity, Net Proceeds will not include: (a) bona fide loans; (b) amounts paid for securities sold to a Sublicensee at fair market value; and (c) amounts received in connection with a merger, consolidation or sale of substantially all of the business or assets of Licensee.

1.23 “Net Sales” shall mean the cumulative gross amount billed or invoiced by Licensee, its Affiliates and/or Sublicensees for all sales of Products to Third Party customers in bona fide arm’s length transactions, less reasonable and customary deductions allowed to the Third Party customer by the selling party, to the extent actually taken by such Third Party, on such sales for:

(a) quantity, trade, cash or other discounts, allowances, credits or rebates (including customer rebates);

(b) amounts deducted, repaid or credited by reason of rejections or returns of goods and government mandated rebates, or because of chargebacks or retroactive price reductions;

(c) charges for freight, handling, postage, transportation, insurance and other shipping charges to the extent related to the transfer of Products and separately identified on the invoice or other documentation maintained in the ordinary course of business; and

(d) taxes, tariffs, duties or other governmental charges or assessments (including any sales, value added or similar taxes other than an income tax) imposed on the importation or sale of Products to Third Parties and separately identified on the invoice or other documentation maintained in the ordinary course of business.

To the extent applicable, components of Net Sales shall be determined in the ordinary course of business in accordance with historical practice and using the accrual method of accounting in accordance with generally accepted accounting principles in the Territory. For the purposes of calculating Net Sales, the Parties understand and agree that (i) sales between Licensee and its Affiliates for resale shall be excluded from the computation of Net Sales and no payments will be payable on such sales except where such Affiliates are end users; and (ii) Net Sales shall not include Products distributed for product development purposes, including for use in clinical trials, or for compassionate use programs. If a Product is sold or transferred for consideration other than cash, the Net Sales from such sale or transfer shall be deemed the then fair market value of such Product.

1.24 “Party” shall mean Angionetics or Licensee individually, and “Parties” shall mean Angionetics and Licensee collectively.

1.25 “Patent(s)” shall mean any patents and patent applications (whether provisional or nonprovisional), together with all additions, divisions, continuations, continuations-in-part, substitutions, reissues, re-examinations, extensions, registrations, patent term extensions, supplemental protection certificates and renewals of any of the foregoing.

1.26 “Product” shall mean any biopharmaceutical product containing the Compound, alone or in combination with one or more other active pharmaceutical ingredients, in any dosage form or formulation, including any lyophilized forms thereof. For the avoidance of doubt, Compound by itself constitutes Product.

1.27 “Regulatory Authority” shall mean the CFDA, or a regulatory body with similar regulatory authority in any other jurisdiction.

1.28 “Regulatory Exclusivity” shall mean any exclusive marketing rights or data exclusivity rights conferred by an applicable Regulatory Authority or other governmental authority in the Territory, including any regulatory data protection exclusivity and any extensions to such exclusivity rights.

1.29 “Second Royalty Term” shall mean the period of time commencing on the day after the last day of the First Royalty Term and continuing in perpetuity.

1.30 “Sublicensee” shall mean a Third Party, other than a distributor, that has been granted by Licensee a right to sell, market, distribute and/or promote a Product under the grants in Section 2.1; and “Sublicense” shall mean an agreement or arrangement granting such rights. As used in this Agreement, “Sublicensee” shall not include a wholesaler or reseller of the Product who does not market or promote the Product.

1.31 “Territory” shall mean Singapore, Macau, Hong Kong, Taiwan, any other municipality, other than mainland China, in each instance, where Chinese (Mandarin or Cantonese) is the common language, the Russian Federation and the Commonwealth of Independent States (i.e., Armenia, Azerbaijan, Belarus, Kazakhstan, Kyrgyzstan, Moldova, Tajikistan, Turkmenistan, and Uzbekistan).

1.32 “Third Party” shall mean any person, corporation, joint venture or other entity, other than Angionetics, Licensee and their respective Affiliates.

ARTICLE 2

GRANT OF LICENSE

2.1 License. On the Effective Date and subject to the terms and conditions of this Agreement, Angionetics hereby grants to Licensee and its Affiliates a royalty-bearing right and license under the Angionetics IP to:

(a) develop, use, demonstrate, sell, offer for sale, market, distribute, and promote Products in the Territory for use in the Field,

(b) import Products into the Territory for use in the Field; and

(c) test and conduct independent Phase 3 clinical studies/trials on or Products in in the Territory (subject to Section 4.2); and

(d) manufacture, have manufactured, the Products solely in mainland China solely for use in the Territory and in the Field.

Notwithstanding anything herein to the contrary, all rights and licenses granted hereunder shall commence solely on the Effective Date. Licensee shall bear any and all costs necessary to exploit any and all licensed rights granted hereunder, including all costs associated with clinical studies/trials.

2.2 Affiliates; Sublicensees. Licensee shall have the right, in accordance with this Section 2.2, to extend the licenses granted under Section 2,1 above to its Affiliates, solely for so long as such entity remains an Affiliate of Licensee. Licensee shall not have the right to grant sublicenses under the license granted to Licensee under Section 2.1, without the prior written consent of Angionetics, which granted, withheld or delayed in the sole discretion of Angionetics. Licensee shall ensure that each of its Affiliates and sublicensees is bound by a written agreement containing provisions at least as protective of the Compound, Products and Angionetics as contained in this Agreement. In any event, Licensee shall remain responsible to Angionetics for all activities of its Affiliates and sublicensees to the same extent as if such activities had been undertaken by Licensee itself. For the avoidance of doubt, any extensions and sublicenses granted hereunder by Licensee shall automatically terminate upon the expiration or termination of this Agreement.

2.3 Activities Outside the Territory. Neither Licensee nor its Affiliates will develop, file for Marketing Approval with respect to, use, make, have made, market, import, export, distribute, promote or sell the Product (nor assist or facilitate any Third Party in doing any of the foregoing) anywhere in the world, except in the Territory.

2.4 No Other Rights. Except for the rights and licenses expressly granted in this Agreement, Angionetics retains all rights under its intellectual property including the Angionetics IP Rights, and no additional rights shall be deemed granted to Licensee by implication, estoppel or otherwise. For clarity, the licenses and rights granted in this Agreement shall not be construed to convey any licenses or rights under the Angionetics Patents with respect to any active pharmaceutical ingredient other than the Compound.

2.5 Exclusivity. The license rights granted to Licensee under Sections 2.1(a)-(c) are exclusive (including to the exclusion of Angionetics) during the First Royalty Term and non-exclusive during the Second Royalty Term. During the First Royalty Term of this Agreement, Angionetics agrees that neither it, nor any of its Affiliates, nor any Third Parties appointed by Angionetics or its Affiliates, will promote, distribute, sell or provide the Compound, the Product or any competing products in the same Field for use in the Territory. The license rights granted to Licensee under Section 2.1(d) are non-exclusive throughout the term (i.e., during both the First Royalty Term and the Second Royalty Term).

ARTICLE 3

GOVERNANCE

3.1 Joint Steering Committee.

(a) Within 30 days after the Effective Date, the Parties shall establish a committee (the “Joint Steering Committee” or “JSC”) to oversee the manufacturing of the Product in mainland China; the independent Phase 3 clinical studies on Products in the Territory; and the Marketing Approval, and commercialization of the Products in the Territory.

(b) Composition. The JSC will consist of two (2) representatives from each Party, and at least one representative from each Party shall be a vice president or director level employee of such Party. In case a representative of a Party is unavailable for a scheduled JSC meeting, upon reasonable notice to the other Party, such Party may substitute in place of such representative for such meeting, a competent person who is authorized by such Party to act on matters that will be presented to the JSC at such meeting. Either Party may also replace its respective JSC representatives at any time with prior notice to the other Party; provided that the criteria for composition of the JSC set forth in the first sentence of this Section 3.1(a) continues to be satisfied following any such replacement.

(c) Meetings. The JSC shall meet at least once each calendar quarter during the term of this Agreement, unless otherwise agreed by the Parties or such other frequency as Parties reasonably mutually agree. Such meeting(s) shall be conducted via teleconference, video conference, in person, or by other mutually agreeable means. At the discretion of each Party, other representatives of Angionetics or Licensee may attend JSC meetings as non-voting observers. Each Party shall bear its own personnel and travel costs and expenses relating to such Party’s participation in JSC meetings.

(d) Responsibility. The JSC will; (a) serve as a forum for keeping each Party informed as to material matters described in subsection 3.1(a); (b) serve as a forum for keeping each Party informed as to material matters in connection with the regulatory filings for Product in China and in the Territory; (c) facilitate the exchange of Data and other information and/or materials between the Parties; (d) review and approve manufacturing plans for the Product in mainland China for use and/or sale in the Territory; and (e) undertake and/or approve such other matters as are provided for the JSC under this Agreement, or otherwise agreed by the Parties.

(e) Decisions. The objective of the JSC shall be to seek to reach unanimous agreement on all matters. Each Party shall have one (1) vote on the JSC. If the JSC cannot reach agreement on any determination or decision within the scope of the JSCs authority within thirty (30) days after the date such matter was initially referred to the JSC, the dispute shall be referred to the CEO of Angionetics and the CEO of Licensee (the “Senior Executives”) who shall meet promptly and negotiate in good faith to resolve the dispute. If, despite such good faith efforts, the Parties are unable to resolve such dispute, then the dispute will be resolved in accordance with Article 14.

(f) Scope of Governance. Notwithstanding the creation of the JSC, each Party shall retain the rights, powers and discretion granted to it hereunder, and the JSC shall not be delegated or vested with such rights, powers or discretion unless such delegation or vesting is expressly provided herein or the Parties expressly so agree in writing. The JSC shall not have the power to amend or modify this Agreement or expand the scope of Article 2, and its decisions shall not be in contravention of any terms and conditions of this Agreement. It is understood and agreed that issues to be formally decided by the JSC are only those specific issues that are expressly provided in this Agreement to be decided by the JSC.

3.2 Withdrawal. Notwithstanding Section 3.1 above, it is understood that Angionetics’ participation in the JSC is not an obligation of, or a deliverable to be provided by, Angionetics under this Agreement and that such participation is a right of Angionetics that Angionetics may exercise or waive, in its discretion. At any time and for any reason, Angionetics shall have the right to withdraw from participation in the JSC upon notice to Licensee referencing this Section 3.2, which notice shall be effective immediately upon receipt (“Withdrawal Notice”). Following the issuance of a Withdrawal Notice, any plans (including development plans and commercialization plans), information, materials, know-how and/or other item that either Party is obligated to provide to the JSC shall be provided directly to the other Party and any decisions to be made by the JSC shall be made by the mutual agreement of both Parties, except that, if the Parties are unable to mutually agree following escalation of a matter to Senior Executives in accordance with Section 3.1(e) above, then the dispute will be resolved in accordance with Article 14.

ARTICLE 4

QUALITY; DEVELOPMENT; REGULATORY; COMMERCIALIZATION

4.1 Quality.

(a) All Compounds and Products manufactured hereunder will be manufactured in accordance with standards of and approvals of CFDA, the U.S. FDA and any other applicable Regulatory Agency and Licensee will permit all applicable Regulatory Agencies and other governing and applicable health authorities to access its manufacturing facilities for the purpose of routine inspections.

4.2 Development.

(a) In the Territory. As between the Parties, Licensee shall be responsible for and shall use Commercially Reasonable Efforts to conduct such clinical and or formulation studies/trials and to obtain such regulatory approvals, including Marketing Approvals and pricing and/or reimbursement approvals, as may be necessary to manufacture Product in mainland China and commercialize Product for at least one indication in the Territory and in the Field, including the responsibility to conduct independent Phase 3 clinical studies in the Territory. Notwithstanding anything herein to the contrary, all such studies are subject to review and pre-approval by Angionetics and will be consistent in design with the Angionetics planned U.S. FDA cleared Phase 3 study. Licensee agrees to keep Angionetics reasonably informed as to the progress of its manufacturing activities relating to Product in mainland China and clinical development, and regulatory activities relating to Product in the Territory, including its correspondence and meetings with Regulatory Authorities. It is understood and agreed that all development and manufacturing efforts for the Product for use in the Territory shall be at the sole cost and expense of Licensee at Licensee’s sole discretion.

(b) Outside the Territory. Subject to Section 4.2(a), Angionetics or its licensee(s) shall be responsible for (i) all manufacturing of the Product outside of mainland China, and (ii) all development, and regulatory activities with respect to the Product outside the Territory.

(c) AFFIRM Study. Angionetics will undertake a planned AFFIRM Study (a summary of which is attached here as Exhibit 4.2), with any such modifications as deemed necessary by the Licensee and cleared by the applicable Regulatory Authorities. Angionetics agrees to provide Licensee with regular updates regarding the AFFIRM Study (not less than once per calendar quarter), and to provide Licensee with any information reasonably requested by Licensee regarding the AFFIRM Study.

(d) Reports. Licensee shall provide to Angionetics through the JSC an annual written report within thirty (30) days after each anniversary of the Effective Date, until the date of the First Commercial Sale, summarizing the development activities undertaken by Licensee and its Affiliates and Sublicensees in the preceding twelve-month period. The report may take the form of a PowerPoint (or similar) presentation.

4.3 Exchange of Data and Know-How.

(a) By Angionetics. On or after the Effective Date and upon request by Licensee, Angionetics shall provide Licensee with the Angionetics Know-How that is necessary for Licensee to manufacture the Product in mainland China and/or commercialize Product in the Territory for use in the Field, in each case consistent with Article 2, including, any and all Data from any and all worldwide clinical trials and preclinical studies of the Product conducted by Angionetics that are completed as of the Effective Date. Angionetics will support Licensee in preparing a BLA for the Territory.

(b) By Each Party. During the Term, each Party shall provide to the other Party, in a timely fashion and as promptly as possible, all Data Controlled by such Party, and any and all additional Angionetics Know-How that such Party reasonably considers as necessary for the other Party to develop and/or commercialize Product in the Territory (in the case of Licensee) or outside the Territory (in the case of Angionetics), for use by such other Party in accordance with this Section 4.3.

(c) Use; Disclosure. Licensee may use and disclose Angionetics Know-How to its Affiliates or Third Parties as required to obtain Marketing Approval for Products in the Territory and/or as necessary in performing its obligations and exercising its rights under and in accordance with this Agreement, in each case under confidentiality restrictions at least as protective of such information as the provisions of this Agreement, including for cross referencing drug master files or other regulatory filings by Licensee, its Affiliates and/or Sublicensees. Angionetics may only use, and disclose to Affiliates and/or Third Parties, Licensee Data provided by Licensee as is reasonably necessary for developing, and/or commercializing Product for use outside of the Territory; provided that such disclosure shall be made under confidentiality restrictions at least as protective of such information as the provisions of this Agreement.

4.4 Regulatory Matters. Licensee shall be responsible, at its expense, for filing, obtaining and maintaining approvals for the manufacture of the Compound and each Product in mainland China, and the development and commercialization of the Compound and each Product in the Territory, including any such IND, BLA or Marketing Approval, as well as pricing or reimbursement approvals in the Territory. Licensee shall be responsible for liaising with and managing all interactions with all applicable Regulatory Authorities in mainland China and the Territory. To the extent relating to the Compound and/or a Product within mainland China or the Territory, Licensee shall:

(a) through the JSC, keep Angionetics informed as to all material interactions with the CFDA and other Regulatory Authorities; and

(b) provide Angionetics with a copy of any material documents, information and correspondence submitted to the CFDA or any other Regulatory Authority within the Territory as soon as reasonably practicable, together with summaries thereof, to the extent such summaries exist.

4.5 Sharing of Regulatory Filings. Without limiting Section 4.3 above, each Party shall permit the other to access, and shall provide the other Party with sufficient rights to reference and use in association with exercising its rights and performing its obligations under this Agreement (including the right of Angionetics to commercialize the Product outside of the Territory), all of such Party’s, its Affiliates’ and, if applicable, its licensees’ Data, regulatory filings and regulatory communications associated with any submissions of BLAs or other regulatory approvals for the Product in such Party’s respective territory (i.e., in the Territory for non-manufacturing uses and in mainland China for manufacturing in the case of Licensee, and outside of the Territory in the case of Angionetics). If any information or data owned or Controlled by Angionetics or its Affiliates is required to be disclosed to a Regulatory Authority in mainland China or in the Territory, then Angionetics agrees to provide to such data or information to Licensee or the Regulatory Authority.

4.6 Commercialization in the Territory. Licensee or its Sublicensee(s) shall have the sole right to commercialize the Products in the Territory for use in the Field and shall use Commercially Reasonable Efforts to commercialize the Product in the Territory for use in the Field.

4.7 Reporting; Adverse Drug Reactions. Within one hundred eighty (180) days following the Regulatory Approval of the Product in mainland China and in the Territory, Angionetics will provide a draft Safety Data Exchange Agreement (SDEA) which shall be negotiated by the Parties in good faith and the Parties will enter into such Safety Data Exchange Agreement that more specifically sets forth the obligations of each Party with respect to the exchange of safety information and will require the Parties to comply with a standard operating procedure set forth therein governing the collection, investigation, reporting and exchange of safety information with respect to the Products, including but not limited to adverse events, product quality, and product complaints, sufficient to permit each Party (and in the case of Angionetics, any of its licensees of the Products outside the Territory) to comply with their respective legal obligations, all in accordance with Applicable Law. The SDEA will be promptly updated if required by changes in Applicable Law. Each Party shall keep the other Party informed about any adverse events of which such Party becomes aware or is informed regarding the use of Product in or outside the Territory. As between the Parties, Licensee shall be responsible for reporting all adverse events/experiences to the appropriate Regulatory Authorities in the Territory, and Angionetics shall be responsible for reporting all adverse events/experiences to the appropriate Regulatory Authorities in countries outside the Territory, in accordance with the appropriate laws and regulations of the relevant countries and authorities. Licensee shall ensure that its Affiliates comply with such safety reporting obligations in mainland China and in the Territory.

ARTICLE 5

PAYMENTS

5.1 Royalty Payments.

(a) Royalty Term. Subject to the terms and condition of this Agreement, in further consideration of the rights granted to Licensee under this Agreement, Licensee shall pay to Angionetics royalties commencing on the date of the First Commercial Sale and continuing in perpetuity based on Net Sales throughout the Territory. During the First Royalty Term, Licensee shall pay Angionetics royalties at the rates set out in Section 5.1(b). During the Second Royalty Term, Licensee shall pay Angionetics whatever royalties, taxes, tariffs, duties, charges, assessments or other amounts (on a net basis) Angionetics may then be obligated to pay Third Parties, including any governmental authorities and Regulatory Authorities, due to, based on, arising out of, or relating to the existence of this Agreement or the exercise of any rights thereunder (e.g., under an applicable contract or Applicable Law).

(b) First Royalty Rate. For any given year during the First Royalty Term, Licensee shall pay a progressive rate based on the cumulative amount of Net Sales accrued throughout the Territory during that year.

Annual Cumulative Net Sales throughout the Territory	Royalty Rate
Portion of Annual Net Sales up to and including Fifty Million Dollars ($50,000,000)	5.0%
Portion of Annual Net Sales greater than Fifty Million Dollars ($50,000,000) up to and including Two Hundred Million Dollars ($200,000,000)	6.0%
Portion of Annual Net Sales greater than Two Hundred Million Dollars ($200,000,000) up to and including Four Hundred Fifty Million Dollars ($450,000,000)	8.0%
Portion of Annual Net Sales greater than Four Hundred Fifty Million Dollars ($450,000,000)	10.0%

For example, if in a given year, the total amount of Net Sales is Eighty Million Dollars ($80,000,000), then Licensee shall pay a five percent (5%) royalty rate on Fifty Million Dollars ($50,000,000) and a six percent (6%) royalty rate on Thirty Million Dollars ($30,000,000).

Notwithstanding the foregoing, each of the rates set forth in the table above will be reduced by fifty percent (50%) upon both the occurrence of Regulatory Approval in each country in the Territory and the occurrence of commercial sales within each country in the Territory of a competitive angiogenic gene therapy product in the Field by a Third Party.

(c) Reports and Royalty Payment. Within forty-five (45) days after the end of each calendar quarter throughout the First Royalty Term and the Second Royalty Term, Licensee shall deliver to Angionetics a report setting out in reasonable detail the information necessary to calculate the royalty payments due under this Section 5.1 and specifically as to the Second Royalty Term, to permit Angionetics to determine if there are any payments due to Third Parties, in each case with respect to Net Sales made in that calendar quarter, including:

(i) units of the Product sold in the Territory during the relevant quarter;

(ii) gross sales of the Products in the Territory in the relevant calendar quarter;

(iii) Net Sales in the relevant calendar quarter on a Product-by-Product basis; and

(iv) all relevant deductions or credits due to Licensee in accordance with the terms of this Agreement.

Any amounts due under Section 5.1(a) for such calendar quarter shall accompany such statement.

5.2 Sublicense Payments. In addition to the royalty payments in Section 5.1, if Licensee grants a Sublicense to a Third Party then Licensee shall pay to Angionetics:

(a) Twenty-five percent (25%) of any Net Proceeds received by Licensee within forty-eight (48) months after the Effective Date; and

(b) Ten percent (10%) of any Net Proceeds received by Licensee more than forty-eight (48) months after the Effective Date.

ARTICLE 6

BOOKS AND RECORD

6.1 Payment Method. All payments under this Agreement shall be made by bank wire transfer in immediately available funds to an account designated by the Party to which such payments are due. Any payments or portions thereof due under this Agreement that are not paid by the date such payments are due under this Agreement shall bear interest at a rate equal to: (i) the prime rate as reported by Citibank N.A., plus one percent (1%) per year; or (ii) if lower, the maximum rate permitted by law; calculated on the number of days such payment is delinquent, compounded annually and computed on the basis of a three hundred sixty five (365) day year and the actual days elapsed. The applicable interest rate shall be adjusted each time there shall be a change in the prime rate announced by Citibank N.A. This Section 6.1 shall in no way limit any other remedies available to the Parties.

6.2 Withholding Taxes. If laws or regulations require withholding by Licensee of any taxes imposed upon Angionetics on account of any royalties or other payments paid under this Agreement, such taxes shall be deducted by Licensee as required by law from such payment and shall be paid by Licensee to the proper taxing authorities. Official receipts of payment of any withholding tax shall be secured and sent to Angionetics as evidence of such payment. The Parties will exercise their reasonable efforts to ensure that any withholding taxes imposed are reduced as far as possible under the provisions of any applicable tax treaty, and shall cooperate in filing any forms required for such reduction.

6.3 U.S. Dollars. All dollar amounts specified in, and all payments made under this Agreement, shall be in U.S. dollars.

6.4 Records; Inspection. Licensee shall keep, and require its Affiliates to keep, complete, true and accurate books of accounts and records for the purpose of determining the amounts payable to Angionetics pursuant to this Agreement. Such books and records shall be kept for at least three (3) years following the end of the calendar quarter to which they pertain. Such records will be open for inspection during the three (3) year period after Licensee’s payment of the amount to which such records relate or the due date of such payment, whichever is later, by an independent auditor chosen by Angionetics and reasonably acceptable to Licensee for the purpose of verifying the amounts payable by Licensee hereunder. Such inspections may be made no more than once each calendar year, at reasonable times and on thirty (30) days’ prior written notice. Such records for any particular calendar quarter shall be subject to no more than one inspection. The independent auditor shall be obligated to execute a reasonable confidentiality agreement prior to commencing any such inspection. Inspections conducted under this Section 6.4 shall be at the expense of Angionetics, unless a variation or error producing an underpayment in amounts payable exceeding five percent (5%) of the amount paid for a period covered by the inspection is established, in which case all reasonable costs relating to the inspection for such period and any unpaid amounts that are discovered shall be paid by Licensee, together with interest on such unpaid amounts at the rate set forth in Section 6.1 above. The Parties will endeavor in such inspection to minimize disruption of Licensee’s normal business activities to the extent reasonably practicable.

ARTICLE 7

MANUFACTURING, DELIVERY AND SUPPLY

7.1 Manufacturing by Angionetics. During the First Royalty Term of the Agreement, Angionetics shall be responsible to facilitate and coordinate the U.S.-based contract manufacturing of Products and will deliver, at Licensee’s sole discretion, either Compound as frozen bulk supply Ad5FGF-4 or vialed finished goods of the Generx Product, to Licensee through its manufacturing agreement with SAFC®, located in Carlsbad, California or other licensed manufacturer. If Licensee elects to receive frozen bulk supply Ad5FGF-4, then Licensee shall be responsible to hydrate, vial and package Product finished goods for the Territory. The transfer price that Licensee shall pay to Angionetics for fully-vialed finished goods shall be one hundred twenty percent (120%) of Angionetics’ out-of-pocket, comprehensive standard cost per unit manufacturing costs, with fifty percent (50%) payable prior to shipment with the remaining balance due within thirty (30) working days from Licensee’s receipt of the finished goods. Notwithstanding the foregoing, no more frequently than once per year, Angionetics will be permitted to increase the transfer price by an amount proportional to the then-current and demonstrable increase in manufacturing costs. In the event that Licensee establishes a manufacturing capability to utilize frozen bulk supply of Ad5FGF-4 to hydrate, vial and package finished Product, in accordance with the rules and regulations of the CFDA or any other applicable Regulatory Agency, Angionetics will agree to adjust the transfer price for Compound accordingly. Licensee shall bear all risk and costs associated to the shipment of finished goods from the U.S.-based manufacturing facility to the Licensee. Prior to the shipment of any Product for clinical trials, the Parties shall enter into a separate supply agreement (the “Supply Agreement”) which will include provisions related to forecasting, order, shipping, delivery, payment terms, quality control, audit rights, and regulatory responsibilities.

7.2 Technology Know-How. Angionetics agrees, upon Licensee’s request after the Effective Date, to provide Licensee with a copy of all copyable Angionetics Know-How related to manufacturing the Product to Licensee, and to use Commercially Reasonable Efforts to cause its third party contract manufacturer(s), including SAFC®, located in Carlsbad, California, to do the same.

ARTICLE 8

CONFIDENTIALITY

8.1 Confidential Information. Except as expressly provided in this Agreement, the Parties agree that the receiving Party shall not publish or otherwise disclose and shall not use for any purpose any information furnished to it by the other Party hereto pursuant to this Agreement (collectively, “Confidential Information”. Notwithstanding the foregoing, Confidential Information shall not include information that, in each case as demonstrated by written documentation;

(a) was already known to the receiving Party, other than under an obligation of confidentiality, at the time of disclosure or, as shown by written documentation, was developed by the receiving Party prior to its disclosure by the disclosing Party;

(b) was generally available to the public or otherwise part of the public domain at the time of its disclosure to the receiving Party;

(c) became generally available to the public or otherwise part of the public domain after its disclosure and other than through any act or omission of the receiving Party in breach of this Agreement;

(d) was subsequently lawfully disclosed to the receiving Party by a person other than the disclosing Party, and who did not directly or indirectly receive such information from disclosing Party; or

(e) is developed by the receiving Party without use of or reference to any Confidential Information disclosed by the disclosing Party.

8.2 Permitted Disclosures. Notwithstanding the provisions of Section 8.1 above and subject to Sections 8.3 and 8.4 below, each Party hereto may use and disclose the other Party’s Confidential Information to its Affiliates, licensees, contractors and any other Third Parties to the extent such use and/or disclosure is reasonably necessary to exercise the rights granted to it, or reserved by it, under this Agreement (including in the case of Angionetics, in connection with the development, manufacture and/or commercialization of the Products for outside the Territory), prosecuting or defending litigation, complying with Applicable Laws, submitting information to tax or other governmental authorities or conducting clinical trials hereunder with respect to any Product. If a Party is required by law or regulations to make any such disclosure of the other Party’s Confidential Information, to the extent it may legally do so, it will give reasonable advance notice to such other Party of such disclosure and, save to the extent inappropriate in the case of patent applications or otherwise, will use its good faith efforts to secure confidential treatment of such Confidential Information prior to its disclosure (whether through protective orders or otherwise). For any other disclosures of the other Party’s Confidential Information, including to Affiliates, licensees, contractors and/or other Third Parties, a Party shall ensure that the recipient thereof is bound by a written confidentiality agreement as materially protective of such Confidential Information as this Article 8.

8.3 Confidential Terms. Each Party agrees not to disclose to any Third Party the terms of this Agreement without the prior written consent of the other Party hereto, except for permitted disclosures under Section 8.2 and that each Party may disclose the terms of this Agreement: to advisors (including financial advisors, attorneys and accountants), actual or potential acquisition partners or private investors, and others on a need to know basis, in each case under an appropriate confidentiality arrangement substantially equivalent to the terms of this Article 8. Notwithstanding the foregoing, the Parties shall agree upon a mutual press release to announce the execution of this Agreement. Thereafter, each Party may each disclose to Third Parties the information contained in such press release without the need for further approval by the other Party.

8.4 Publication of Product Information. Prior to the First Commercial Sale, Licensee may publish, publicly present and/or submit for written or oral publication a manuscript, abstract or the like that includes Data or other information relating to the Products that has not previously published pursuant to this Section 8.4 only upon the mutual agreement of the Parties. The contribution of each Party shall be noted in all publications or presentations by acknowledgment or co-authorship, whichever is appropriate. After First Commercial Sale, Licensee may publish, publicly present and/or submit for written or oral publication a manuscript, abstract or the like that includes Data or other information generated by Licensee or its Affiliates or Sublicensees relating to the Products that has not previously published pursuant to this Section 8.4 only upon the mutual agreement of the Parties.

8.5 Prior Non-Disclosure Agreements. Upon execution of this Agreement, the terms of this Article 8 shall supersede any prior non-disclosure, secrecy or confidentiality agreement between the Parties with respect to information relating to the Compound, Products and/or the business or operations of a Party. Any such information disclosed under such prior agreements shall be deemed disclosed under this Agreement.

ARTICLE 9

PATENT PROSECUTION AND IP ENFORCEMENT

9.1 Ownership of Inventions. As between the Parties, title to all inventions and other intellectual property made (a) solely by personnel of Licensee or any of its Affiliates in connection with this Agreement shall be owned by Licensee; (b) solely by personnel of Angionetics or any of its controlled Affiliates in connection with this Agreement shall be owned by Angionetics; and (c) jointly by personnel of Angionetics and Licensee (or their respective Affiliates) in connection with this Agreement shall be jointly owned by Angionetics and Licensee. Prosecution of any Patent with respect to such jointly owned inventions and intellectual property shall be solely as mutually agreed. Except as expressly provided in this Agreement, it is understood that neither Party shall have any obligation to obtain any approval of, nor pay a share of the proceeds to, the other Party to practice, enforce, license, assign or otherwise exploit such jointly-owned inventions or intellectual property, and each Party hereby waives any right it may have under the laws of any jurisdiction to require such approval or accounting.

9.2 Prosecution and Maintenance of Angionetics Patents.

(a) Angionetics Patent Rights. Angionetics shall have the sole and exclusive right, at its expense, to control the Prosecution and Maintenance of Patents included in the Angionetics Patents as of the Effective Date, or which may be filed in any country after the Effective Date. Angionetics shall consult with Licensee in good faith regarding the Prosecution and Maintenance of such Angionetics Patents in the Territory and shall take into account Licensee’s reasonable comments related to such matters to the extent such comments pertain to the Product, or a method of use or manufacture of any of the foregoing. If Angionetics determines not to file any Patent, or to abandon any Patent within the Angionetics Patents in the Territory, with respect to any Product, and/or manufacturing and/or use thereof in the Field, as applicable, Angionetics shall provide Licensee with at least sixty (60) days’ written notice of such decision, prior to the deadline for filing any such Patent or the date on which such abandonment would become effective. In such event, Licensee shall have the right, at its option, to control the Prosecution and Maintenance of such Patent. For the purposes of this Section 9.2, “Prosecution and Maintenance” (including variations such as “Prosecute and Maintain”) shall mean, with respect to a Patent, the preparing, filing, prosecuting and maintenance of such Patent, as well as re-examinations, reissues and requests for Patent term extensions and the like with respect to such Patent, together with the conduct of interferences, the defense of oppositions and other similar proceedings with respect to a Patent.

(b) Licensee Patent Rights. Licensee may not file Prosecute or Maintain any Patents that discloses any Angionetics Know-How. Any Patent application covering any aspect of the Compound or any Product must be pre-approved by Angionetics. In no event will any Patent application filed by or on behalf of Licensee include any claims that in any way preclude or inhibit the rights of Angionetics or Huapont or either of their Affiliates to market and sell the Products in mainland China under that certain DLA.

(c) Cooperation. Each Party shall cooperate with the other Party in connection with all activities relating to the Prosecution and Maintenance of the Angionetics Patents undertaken by such other Party pursuant to this Section 9.2, including: (i) making available in a timely manner any documents or information such other Party reasonably requests to facilitate such other Party’s Prosecution and Maintenance of the Angionetics Patents pursuant to this Section 9.2; and (ii) if and as appropriate, signing (or causing to have signed) all documents relating to the prosecution and maintenance of any Angionetics Patents by such other Party. Each Party shall also promptly provide to the other Party all information reasonably requested by such other Party with regard to such Party’s activities pursuant to this Section 9.2. Licensee shall hold all information disclosed to it under this Section as Confidential Information.

9.3 Enforcement.

(a) Notice. Subject to the provisions of this Section 9.3, in the event that Licensee reasonably believes that any Angionetics IP Rights in the Territory are infringed by a Third Party, or any of the Angionetics IP Rights are subject to a declaratory judgment action in the Territory arising from such infringement, in each case with respect to the sale or use of a product containing a Compound (an “Infringing Product”), Licensee shall promptly notify Angionetics. Licensee shall have the initial right (but not the obligation), at its own expense, to enforce the Angionetics IP Rights with respect to such infringement or defend any declaratory judgment action with respect thereto in the Territory (for purposes of this Section 9.3, an “Enforcement Action”). Angionetics shall, at its expense, have the right to join in as a party and, in any event, shall give reasonable assistance to such Enforcement Action. Licensee shall keep Angionetics reasonably informed of the progress of any such Enforcement Action. Licensee agrees not to settle any Enforcement Action, or make any admissions or assert any position in such Enforcement Action, in a manner that would adversely affect validity, enforceability or scope of the Angionetics IP Rights, without the prior written consent of Angionetics, which shall not be unreasonably withheld or delayed.

(b) Initiating Enforcement Actions, In the event that Licensee fails to initiate an Enforcement Action to enforce the Angionetics IP Rights against an infringement by a Third Party in the Territory, which infringement consists of the sale or use of an Infringing Product in the Field in the Territory, within one hundred eighty (180) days after a request by Angionetics to initiate such Enforcement Action, Angionetics may initiate an Enforcement Action against such infringement at its own expense. Upon the request of Angionetics, Licensee shall cooperate in such Enforcement Action at Angionetics’ expense. Angionetics shall keep Licensee reasonably informed of the progress of any such Enforcement Action. Licensee shall, at its expense, have the right to join in as a party and to give reasonable assistance to such Enforcement Action. Angionetics agrees not to settle any Enforcement Action, or make any admissions or assert any position in such Enforcement Action, in a manner that would materially adversely affect the validity, enforceability or scope of any Angionetics IP Rights, without the prior written consent of Licensee.

(c) Recovery. Any amounts recovered by Licensee or Angionetics with respect to any litigation undertaken pursuant to Section 9.3 above or settlement thereof shall be retained by Angionetics shall be applied first to reimburse any actual outstanding legal expenses and out-of-pocket expenses of the action or proceeding incurred by either Party. Any amounts remaining shall be included in Net Sales.

(d) Cooperation. The Parties shall keep one another informed of the status of their respective activities regarding any litigation or settlement thereof concerning any Enforcement Actions described in this Section 9.3 controlled by such Party and shall assist one another and cooperate in any such litigation at the other’s reasonable request (including joining as a party to the extent necessary and requested by the other Party).

9.4 Third Party Infringement Claims. If the manufacture, sale or use of the Product for the Territory pursuant to this Agreement results in a claim, suit or proceeding alleging patent infringement against Angionetics or Licensee (or their respective Affiliates or licensees) (collectively, “Infringement Actions”), such Party shall promptly notify the other Party hereto in writing, the Party subject to such Infringement Action shall have the right to direct and control the defense thereof; provided, however, that the other Party may participate in the defense and/or settlement thereof at its own expense with counsel of its choice. In any event, the Party that is subject to the Infringement Action agrees to keep the other Party hereto reasonably informed of all material developments in connection with any such Infringement Action. The Party who is subject to the Infringement Action agrees not to settle such Infringement Action, or make any admissions or assert any position in such Infringement Action, in a manner that would adversely affect the other Party’s rights with respect to the Product in such other Party’s territory (i.e., in the case of Licensee, the Territory for commercialization and mainland China for manufacture, and in the case of Angionetics, countries outside of the Territory) without the prior written consent of the other Party, which shall not be unreasonably withheld or delayed.

ARTICLE 10

TERM AND TERMINATION

10.1 Term. This Agreement shall commence on the Effective Date, and unless terminated earlier as provided in this Article 10, shall continue in perpetuity unless terminated as set forth herein.

10.2 Breach. Either Party to this Agreement may terminate this Agreement in the event the other Party has materially breached or defaulted in the performance of any of its obligations hereunder, and such default has continued for ninety (90) days after written notice thereof was provided to the breaching Party by the non-breaching Party. Any such termination will become effective at the end of such ninety (90) day period unless the breaching Party has cured any such breach or default prior to the expiration of the ninety (90) day period.

10.3 Termination For Convenience. Licensee may terminate this Agreement in its entirety for any reason: (a) upon sixty (60) days’ prior written notice to Angionetics prior to the First Commercial Sale; and (b) upon one hundred twenty (120) days’ prior written notice to Angionetics following the First Commercial Sale.

10.4 Termination for Failure to Commercialize. Angionetics may terminate this Agreement in its entirety if Licensee fails to report any Net Sales over the course of two (2) consecutive quarterly royalty reports under Section 5.1(c). Termination in accordance with this Section 10.4 will be effective upon written notice to Licensee.

ARTICLE 11

EFFECT OF TERMINATION

11.1 Accrued Obligations. The expiration or termination of this Agreement for any reason shall not release either Party from any liability that, at the time of such expiration or termination, has already accrued to the other Party or that is attributable to a period prior to such expiration or termination, nor will any termination of this Agreement preclude either Party from pursuing all rights and remedies it may have under this Agreement, or at law or in equity, with respect to breach of this Agreement.

11.2 Rights on Termination. This Section 11.2 shall apply upon any termination of Licensee’s rights under this Agreement in its entirety.

(a) Wind-down Period.

(i) Development. In the event there are any on-going clinical or formulation trials/studies of Product in the Territory pending as of the date of termination, to the extent so requested by Angionetics, Licensee agrees to either promptly transition such clinical or formulation trials/studies to Angionetics (or its designee), or continue to conduct such clinical trials and/or formulation studies, at Angionetics’ expense, and otherwise in accordance with the terms and conditions of this Agreement in effect prior to its termination.

(ii) Commercialization. If this Agreement is terminated after the date of the First Commercial Sale in the Territory, then within thirty (30) days of expiration or termination of this Agreement, Licensee shall notify Angionetics of any quantity of the Product remaining in Licensee’s inventory and, if so requested by Angionetics, Licensee shall transfer to Angionetics (or its designee) all right, title and interest in and to any such quantities of the Product at a price equal to Licensee’s actual cost plus twenty percent (20%). Unless and until Angionetics elects to purchase any of the inventory, Licensee and its Affiliates may continue to distribute all Products within such inventory for which Marketing Approval has been obtained in the Territory in accordance with the terms and conditions of this Agreement, for a period not to exceed twelve (12) months after the effective date of such expiration or termination (for purposes of Section 11.2, the “Wind-down Period”). Notwithstanding any other provision of this Agreement, during the Wind-down Period, Licensee’s and its Affiliates’ rights with respect to the Product in the Territory shall terminate other than the right to sell, offer to sell, market, distribute and promote Products in the Territory for use in the Field, which shall automatically become non-exclusive. For the avoidance of doubt, Angionetics shall have the right to engage one or more other distributor(s) and/or licensee(s) of the Products in all or part of the Territory.

(b) Assignment of Regulatory Filings and Marketing Approvals. At Angionetics’ option, which shall be exercised by written notice to Licensee, Licensee shall, at its expense, assign or cause to be assigned to Angionetics or its designee (or to the extent not so assignable, Licensee shall take all reasonable actions to make available to Angionetics or its designee the benefits of) all regulatory filings and registrations (including INDs, MAAs and Marketing Approvals) for the any Product in mainland China and the Territory, including any such regulatory filings and registrations made or owned by its Affiliates. In each case, unless otherwise required by any Applicable Law or requested by Angionetics, the foregoing assignment (or availability) shall be made within ninety (90) days after the effective date of the termination of this Agreement. In addition, Licensee shall, at its expense, promptly provide to Angionetics (in electronic form, to the extent the same exists in electronic form) a copy of all Data pertaining to the Compound and/or Product, to the extent not previously provided to Angionetics and notwithstanding anything herein to the contrary, Angionetics shall have the right to use (and authorize the use of), and to disclose, and otherwise commercialize all such Data following termination of this Agreement, in any field and for any products.

(c) Transition. Licensee shall use Commercially Reasonable Efforts to cooperate with Angionetics and/or its designee to effect a smooth and orderly transition in the development, sale and on-going marketing, promotion and commercialization of the Product in the Territory.

(d) Return of Materials. Within fifteen (15) days after the end of the Wind- down Period (or after the expiration or termination of this Agreement, in the event there is no W1nd-down Period), Licensee shall, at its expense, destroy all tangible items comprising, bearing or containing any Confidential Information of Angionetics, that is in Licensee’s possession or return such Confidential Information to Angionetics, as Angionetics may direct, at Angionetics’ expense.

11.3 Survival. Upon the expiration or termination of this Agreement, all rights and obligations of the Parties under this Agreement shall terminate except those described in the following Sections: Sections 1.1-1.32, 2.3, 6.4 (solely for so long as specified therein), 8.1-8.3, 8.5, 9.1, the first sentence of 9.2(a), 9.2(b), 9.2(c) (solely with respect to any surviving portions of Section 9.2), 9.4 (solely with respect to Infringement Actions against Licensee), 11.1-11.3. 12.1-12.4, 13.1-13.4, 14.1-14.3, 15.1-15.11; and, in addition, to the extent that any Product is sold during the Wind-down Period defined in Section 11.2(a)(ii) above, the following Sections shall survive: Sections 5.1-5.2, and 6.1-6.3.

ARTICLE 12

REPRESENTATIONS, WARRANTIES AND COVENANTS

12.1 General Representations. Each Party hereby represents and warrants to the other Party as of the Effective Date as follows:

(a) Duly Organized. Such Party is a corporation duly organized, validly existing and is in good standing under the laws of the jurisdiction of its incorporation, is qualified to do business and is in good standing as a foreign corporation in each jurisdiction in which the conduct of its business or the ownership of its properties requires such qualification and failure to have such would prevent such Party from performing its obligations under this Agreement.

(b) Due Execution; Binding Agreement. This Agreement is a legal and valid obligation binding upon such Party and enforceable in accordance with its terms. The execution, delivery and performance of this Agreement by such Party have been duly authorized by all necessary corporate action and do not and will not: (i) require any consent or approval of its stockholders; (ii) to such Party’s knowledge, violate any law, rule, regulation, order, writ, judgment, decree, determination or award of any court, governmental body or administrative or other agency having jurisdiction over such Party; nor (iii) conflict with, or constitute a default under, any agreement, instrument or understanding, oral or written, to which such Party is a party or by which it is bound.

12.2 Representations and Warranties of Angionetics. Angionetics represents, warrants to Licensee that, as of the Effective Date.

(a) it has the full right and authority to grant the rights and licenses as provided herein;

(b) to its knowledge, there are no actual, pending, alleged or threatened actions, suits, claims, interference or governmental investigations in the Territory involving the Compound, Product, the Angionetics Know-How by or against Angionetics, or any of its Affiliates. In particular, to its best knowledge, there is no pending or threatened product liability action nor intellectual property right litigation in the Territory in relation to the Products;

(c) there is no actual, pending, alleged or to the knowledge of Angionetics threatened infringement or misappropriation by a Third Party in the Territory of any of the Angionetics Know-How; and

(d) to the knowledge of Angionetics, the manufacture of the biopharmaceutical product consisting solely of Ad5FGF-4, alferminogene tadenovec, in mainland China and the use (by itself), sale or other disposition thereof in or for the Territory does not and will not infringe or misappropriate any Third Party intellectual property rights.

12.3 Representations and Warranties of Licensee. Licensee represents and warrants to Angionetics that, as of the Effective Date:

(a) it has the full right and authority to grant the rights granted herein;

(b) all necessary consents, approvals and authorizations of all Regulatory Authorities, other governmental authorities and other persons or entities required to be obtained by Licensee in order to enter into this Agreement have been obtained; and

(c) Licensee does not have any knowledge that any of Angionetics representations and warranties set forth in Sections 12.1 and 12.2 above are inaccurate.

12.4 DISCLAIMER. EXCEPT AS OTHERWISE EXPRESSLY SET FORTH IN THIS AGREEMENT, NEITHER PARTY MAKES ANY REPRESENTATION OR EXTENDS ANY WARRANTIES OF ANY KIND EITHER EXPRESS OR IMPLIED, INCLUDING, BUT NOT LIMITED TO, WARRANTIES OF MERCHANTABILITY, FITNESS FOR A PARTICULAR PURPOSE, NONINFRINGEMENT OR VALIDITY OF ANY PATENTS ISSUED OR PENDING.

ARTICLE 13

INDEMNIFICATION

13.1 Indemnification of Angionetics. Licensee shall indemnify and hold harmless each of Angionetics, its Affiliates and licensees and their respective directors, officers and employees and the successors and assigns of any of the foregoing (the “Angionetics Indemnitees”), from and against any and all liabilities, damages, penalties, fines, costs, expenses (including reasonable attorneys’ fees and other expenses of litigation) (“Liabilities”) from any claims, actions, suits or proceedings brought by a Third Party (a “Third Party Claim”) incurred by any Angionetics Indemnitee, arising from, or occurring as a result of: (a) the manufacture, use, marketing, distribution, import, and/or sale of Products by or under the authority of Licensee, or (b) any breach of any representations, warranties or covenants by Licensee in Section 12 above; except to the extent such Third Party Claims fall within the scope of Angionetics’ indemnification obligations set forth in Section 13.2 below.

13.2 Indemnification of Licensee. Angionetics shall indemnify and hold harmless each of Licensee, and its Affiliates and their respective directors, officers and employees and the successors and assigns of any of the foregoing (the “licensee Indemnitees”), from and against any and all Liabilities from any Third Party Claims incurred by any Licensee Indemnitee, arising from, or occurring as a result of: (a) the developing, making, having made, use, marketing, distribution or sale of any Product by Angionetics or its Product licensee(s) outside the Territory, or (b) any material breach of any representations, warranties or covenants by Angionetics in Article 10 above.

13.3 Procedure. A Party that intends to claim indemnification under Article 13 (the “Indemnitee”) shall promptly notify the other Party (the “Indemnitor”) in writing of any Third Party Claim, in respect of which the Indemnitee intends to claim such indemnification, and the Indemnitor shall have sole control of the defense and/or settlement thereof. The indemnity arrangement in Article 13 shall not apply to amounts paid in settlement of any action with respect to a Third-Party Claim, if such settlement is effected without the consent of the Indemnitor, which consent shall not be withheld or delayed unreasonably. The failure to deliver written notice to the Indemnitor within a reasonable time after the commencement of any action with respect to a Third Party Claim, if prejudicial to its ability to defend such action, shall relieve such Indemnitor of any liability to the Indemnitee under Article 13, but the omission to so deliver written notice to the Indemnitor shall not relieve the Indemnitor of any liability that it may have to any Indemnitee otherwise than under Article 13. The Indemnitee under Article 13 shall cooperate fully with the Indemnitor and its legal representatives in the investigation of any action with respect to a Third-Party Claim covered by this indemnification.

13.4 No Consequential Damages. EXCEPT FOR EACH PARTY’S INDEMNIFICATION OBLIGATIONS HEREUNDER AND ANY LIABILITY FOR BREACH OF CONFIDENTIALITY, LIABILITY FOR BREACH OF APPLICABLE INFRINGEMENT OR MISAPPROPRIATION REPRESENTATIONS, LIABILITY DUE TO WILLFUL MISCONDUCT, INTENTIONALLY WRONGFUL ACTS OR OMISSIONS, A PARTY’S FRAUD, OR GROSS NEGLIGENCE, IN NO EVENT SHALL EITHER PARTY OR ANY OF ITS REPRESENTATIVES BE LIABLE UNDER THIS AGREEMENT TO THE OTHER PARTY OR ANY THIRD PARTY FOR CONSEQUENTIAL, INDIRECT, INCIDENTAL, SPECIAL, EXEMPLARY, PUNITIVE OR ENHANCED DAMAGES, LOST PROFITS OR REVENUES OR DIMINUTION IN VALUE, ARISING OUT OF, OR RELATING TO, AND/OR IN CONNECTION WITH ANY BREACH OF THIS AGREEMENT, REGARDLESS OF (A) WHETHER SUCH DAMAGES WERE FORESEEABLE, (B) WHETHER OR NOT IT WAS ADVISED OF THE POSSIBILITY OF SUCH DAMAGES AND (C) THE LEGAL OR EQUITABLE THEORY (CONTRACT, TORT OR OTHERWISE) UPON WHICH THE CLAIM IS BASED

ARTICLE 14

DISPUTE RESOLUTION

14.1 Senior Executives. In the event of any dispute between the Parties arising out of or in connection with this Agreement, either Party may, by written notice to the other, have such dispute referred to the CEO of Angionetics and the CEO of Licensee for attempted resolution by good faith negotiations within thirty (30) days after such notice is received, and, in such event, each Party shall cause its representative to meet and be available to attempt to resolve such issue. Notwithstanding the foregoing, neither Party shall be obligated to negotiate for more than thirty (30) days. If the Parties should resolve such dispute or claim, a memorandum setting forth their agreement will be prepared and signed by both Parties if requested by either Party.

14.2 Jurisdiction. Any dispute, controversy or claim with respect to the breach, interpretation, performance or enforcement of this Agreement, not resolved pursuant to Section 14.1 shall be subject to the exclusive jurisdiction of the courts of the State of New York sitting in City of New York and the United States District Court for the Southern District of New York, and each Party hereby submits to such jurisdiction for the resolution of such Dispute and hereby waives the defense of any inconvenient forum for the maintenance of any action or proceeding in such jurisdiction for such purpose.

14.3 Interim Relief. Notwithstanding anything in this Article 14 to the contrary, Licensee and Angionetics shall each have the right to apply to any court of competent jurisdiction for a temporary restraining order, preliminary injunction or other similar interim or conservatory relief, as necessary to protect the right or property of such Party.

ARTICLE 15

GENERAL PROVISIONS

15.1 Force Majeure. If the performance of any part of this Agreement (except for any payment obligation under this Agreement) by either Party is prevented, restricted, interfered with or delayed by reason of force majeure (including, fire, flood, embargo, power shortage or failure, acts of war, insurrection, riot, terrorism, strike, lockout or other labor disturbance or acts of God), the Party so affected shall, upon giving written notice to the other Party, be excused from such performance to the extent of such prevention, restriction, interference or delay; provided that the affected Party shall use its reasonable efforts to avoid or remove such causes of nonperformance and shall continue performance with the utmost dispatch whenever such causes are removed.

15.2 Governing Law. This Agreement and all questions regarding its validity or interpretation, or the breach or performance of this Agreement, shall be governed by, and construed and enforced in accordance with, the laws of the State of New York, without reference to conflict of law principles. The U.N. Convention on the Sale of Goods shall not apply to this Agreement.

15.3 Waiver of Breach. Except as otherwise expressly provided in this Agreement, any term of this Agreement may be waived only by a written instrument executed by a duly authorized representative of the Party waiving compliance. The delay or failure of either Party at any time to require performance of any provision of this Agreement shall in no manner affect such Party’s rights at a later time to enforce the same. No waiver by either Party of any condition or term in any one or more instances shall be construed as a further or continuing waiver of such condition or term or of another condition or term.

15.4 Modification. No amendment or modification of any provision of this Agreement shall be effective unless in writing signed by a duly authorized representative of each Party. No provision of this Agreement shall be varied, contradicted or explained by any oral agreement, course of dealing or performance or any other matter not set forth in an agreement in writing and signed by a duly authorized representative of each Party.

15.5 Severability . In the event any provision of this Agreement should be held invalid, illegal or unenforceable in any jurisdiction, the Parties shall negotiate in good faith a valid, legal and enforceable substitute provision that most nearly reflects the original intent of the Parties and all other provisions of this Agreement shall remain in full force and effect in such jurisdiction. Such invalidity, illegality or unenforceability shall not affect the validity, legality or enforceability of such provision in any other jurisdiction.

15.6 Entire Agreement. This Agreement (including the Exhibits attached hereto) constitutes the entire agreement between the Parties relating to its subject matter and supersedes all prior or contemporaneous agreements, understandings or representations, either written or oral, between Angionetics and Licensee with respect to such subject matter.

15.7 Notices. Unless otherwise agreed by the Parties or specified in this Agreement, all notices and other communications between the Parties relating to, and all written documentation to be prepared and provided under, this Agreement shall be in the English language: (a) delivered personally; (b) sent by registered or certified mail (return receipt requested and postage prepaid); (c) sent by express courier service providing evidence of receipt, postage pre-paid where applicable; or (d) sent by facsimile (receipt verified and a copy promptly sent by another permissible method of providing notice described in paragraphs (a), (b) or (c) above), to the following addresses of the Parties or such other address for a Party as may be specified by like notice:

To Angionetics: Angionetics, Inc. c/o Nostrum Pharmaceuticals LLC 1370 Hamilton Street Somerset, NJ 08873 Attention: Nirmal Mulye, Ph.D	To Licensee: Mr. Jiayue Zhang Shanxi Taxus Pharmaceuticals Co., Ltd. Shenzhen Stock Exchange, Room # 3406 Shennan Ave. 2012 Futian District, Shenzhen 518057 China
With a copy to: Carlton R. Asher, Jr., Esq. Law Offices of Carlton R. Asher, Jr. 110 East 59th Street, Suite 2200 New York, NY 10022

Any notice required or permitted to be given concerning this Agreement shall be effective upon receipt by the Party to whom it is addressed or within seven (7) days of dispatch whichever is earlier

15.8 Assignment. This Agreement shall not be assignable by either Party to any Third Party hereto without the written consent of the other Party hereto; except either Party may assign this Agreement without the other Party’s consent to an entity that acquires substantially all of the business or assets of the assigning Party, whether by merger, acquisition or otherwise, provided that the Party to whom this Agreement is assigned assumes this Agreement in writing or by operation of law. In addition, either Party shall have the right to assign this Agreement to one of its Affiliate upon written notice to the non-assigning Party, provided that the assigning Party guarantees the performance of this Agreement by such Affiliate. Subject to the foregoing, this Agreement shall inure to the benefit of each Party, its successors and permitted assigns. A Party assigning this Agreement shall provide written notice of any assignment to the other Party within five (5) business days after any such permitted assignment. Any assignment of this Agreement in contravention of this Section 15.8 shall be null and void.

15.9 No Partnership or Joint Venture. Nothing in this Agreement is intended, or shall be deemed, to establish a joint venture or partnership between Angionetics and Licensee. Neither Party to this Agreement shall have any express or implied right or authority to assume or create any obligations on behalf of, or in the name of, the other Party, or to bind the other Party to any contract, agreement or undertaking with any Third Party.

15.10 Interpretation. The captions to the several Articles and Sections of this Agreement are not a part of this Agreement but are included for convenience of reference and shall not affect its meaning or interpretation. In this Agreement: (a) the word “including” shall be deemed to be followed by the phrase “without limitation” or like expression; (b) the singular shall include the plural and vice versa; (c) masculine, feminine and neuter pronouns and expressions shall be interchangeable; and (d) the word “will” shall be construed as having the same meaning and effect as the word “shall.”

15.11 Counterparts. This Agreement may be executed in any number of counterparts, each of which shall be deemed an original, and all of which together shall constitute one and the same instrument. Signatures to this Agreement delivered by facsimile or other form of electronic transmission (e.g., portable document format (PDF)) will be deemed binding as originals.

[Signature Page Follows]

IN WITNESS WHEREOF, the Parties have executed this Agreement as of the date first set forth above.

ANGIONETICS, INC.

BY:	/s/ Christopher Reinhard
NAME:	Christopher Reinhard
TITLE:	Chief Executive Officer

SHANXI TAXUS PHARMACEUTICALS CO., LTD.

BY:	/s/ Jiayue Zhang
NAME:	Jiayue Zhang
TITLE:	Chairman and President

-25-